If you hold some or all of your shares in a brokerage account, your broker will not be permitted to vote your shares unless you provide the broker with instructions on how to vote your shares. For this reason, you should provide your broker with instructions on how to vote your shares or arrange to attend your special meeting and vote your shares in person. You are urged to authorize proxies by telephone or the Internet if your broker has provided you with the opportunity to do so. See your voting instruction form for details. If your broker holds your shares and you attend the special meeting in person, please bring a letter from your broker identifying you as the beneficial owner of the shares as of the Record Date and authorizing you to vote your shares at the special meeting.

If you are a Full Circle stockholder and do not provide your broker with instructions or vote at the special meeting, it will have the same effect as a vote "against" approval of the Merger Proposal.

Q: When and where is the special meeting?

A: The special meeting will take place on October 25, 2016 beginning at 9:00 a.m., Eastern Time, at the offices of Clifford Chance US LLP, 31 West 52nd Street, New York, New York.

Q: What is happening at the special meeting?

A: Full Circle stockholders are being asked to consider and vote on the following matters at the special meeting:

- the Merger Proposal; and
- the Adjournment Proposal.

Q: What will happen in the Merger?

A: Subject to the terms and conditions of the Merger Agreement, Full Circle will merge with and into GECC and the separate corporate existence of Full Circle will cease. GECC will be the surviving entity of the Merger and will succeed to and assume all the rights and obligations of Full Circle and will continue its existence as a corporation under Maryland law. Full Circle's existing investment advisory agreement with Full Circle Advisors will terminate and GECM will be the investment manager of GECC.

Q: What will I receive in the Merger?

A: Each Full Circle stockholder as of the Effective Time will be entitled to receive 0.2219 shares of GECC common stock for each share of Full Circle common stock owned by such Full Circle stockholder immediately prior to the Merger (the **Exchange Ratio**), subject to the payment of cash instead of fractional shares (the **Merger Consideration**). For example, if you own 100 shares of Full Circle common stock at the Effective Time, then, as a result of the Merger, you will receive 22 shares of GECC common stock, plus cash instead of the fractional 0.19 share of GECC common stock, in exchange for your 100 shares of Full Circle common stock. Each Full Circle stockholder as of the Effective Time also will be entitled to receive a special cash distribution, payable after the Merger, as described below. **You should be aware that the Exchange Ratio used to determine the Merger Consideration only reflects the respective net asset values of Full Circle and GECC as of the Measurement Date (August 31, 2016). Such net asset values are likely to change between the Measurement Date and the date the Merger is consummated, which could result in you receiving shares of GECC common stock with an aggregate net asset value in excess of or below the aggregate net asset value of the Full Circle shares you currently hold.**

Based upon the pro forma net asset value per share of GECC as of the Measurement Date, after giving effect to the Formation Transactions and the Merger, each share of Full Circle common stock had an implied net asset value (**NAV**) of $3.30 per share, or approximately $74.1 million in the aggregate. On September [●], 2016, the last full trading day prior to the date of this document, the closing price of Full Circle common stock on NASDAQ was $[●].

The term "implied net asset value" as used in the preceding paragraph means the NAV of the fraction of a share of GECC common stock that the Full Circle stockholders will receive in the Merger for each share of Full Circle common stock, calculated as if the Merger had been completed on the Measurement Date, based on the pro forma NAV of GECC (after giving effect to the Merger) on that date. There is presently no trading market

iv

Q: How do GECC's investment objectives and strategy differ from Full Circle's?

A: Full Circle and GECC have similar objectives in that they each seek to generate both current income and capital appreciation primarily through investments in the debt and equity of private companies and public companies with small equity capitalizations. GECC currently plans to hold the investments in Full Circle's portfolio until the earlier of maturity or a payment event or default.

Full Circle invests primarily in senior secured loans and, to a lesser extent, second lien loans, mezzanine loans and equity securities issued by lower middle-market companies and middle-market companies that operate in a diverse range of industries. In Full Circle's lending activities, it focuses primarily on portfolio companies with both (1) tangible and intangible assets available as collateral and security against Full Circle's loan to help mitigate Full Circle's risk of loss, and (2) cash flow to cover debt service. Full Circle's investments generally range in size from $3.0 million to $10.0 million; however, it may make larger or smaller investments from time to time on an opportunistic basis. Full Circle focuses on making investments in privately held companies.

GECC will seek to generate current interest and capital appreciation by investing in the capital structures of predominately middle-market companies that operate in a diverse range of industries. GECC expects to make multi-year investments primarily in secured and senior unsecured debt instruments that it purchases in the secondary markets, although it may also originate investments or acquire investments directly from issuers. GECC will likely invest in companies that have high leverage or operate in industries experiencing cyclical declines. Investments in these companies may trade at discounts to their original issue prices. GECC will seek to protect against risk of loss by investing in borrowers with tangible and intangible assets, where GECM believes asset values are expected to exceed the market value of the cumulative debt. GECC will seek investments whose total return potential (interest income plus capital appreciation and fees, if any) appropriately recognizes potential investment risks.

Q: What will GECC's portfolio look like following the Merger?

A: Before the Effective Time, and in addition to the current portfolio assets of Full Circle, GECC will acquire a portfolio of fixed income securities (the **Initial GECC Portfolio**) from private investment funds (the **MAST Funds**), that are managed by MAST Capital Management, LLC (**MAST**), a 14 year-old Boston-based middle-market credit-focused investment manager. The investments included in the Initial GECC Portfolio had a collective fair value of approximately $90.0 million as of June 30, 2016, which represented approximately 26.5%, 24.3% and 5.0%, respectively, of the June 30, 2016 total assets of the three contributing MAST Funds.

You should be aware that one of the investments included in the Initial GECC Portfolio, Avanti, announced on July 7, 2016 that under certain circumstances it may not have access to sufficient liquidity to meet its funding requirements through the second quarter of 2017. On July 11, 2016, Avanti announced the undertaking of a strategic review to consider all financial and strategic options, including a sale of the company pursuant to the City Code on Takeovers and Mergers. Following these announcements, on July 14, 2016, Moody's downgraded Avanti's 10% senior secured bonds due 2019.

On September 16, 2016, Avanti announced that it had recently entered into constructive discussions with certain of its largest bondholders representing approximately 60% of its senior secured notes with the dual goals of addressing near-term liquidity needs and developing a stable long term platform for the company. As a result, Avanti on that same date announced that it was launching a consent solicitation process to facilitate paying the October 1 coupon on its senior secured notes in kind in lieu of cash. In order to further support the strategic review process, Avanti also announced that it had entered into binding agreements with certain suppliers to defer approximately $39 million of capital expenditure payments to the third quarter of fiscal 2017. This Avanti investment represents more than half of the Initial GECC Portfolio, and is expected to represent approximately 26% of GECC's total assets, on a pro forma basis, after completion of the Merger. For more information regarding the Initial GECC Portfolio, see "GECC—Initial GECC Portfolio."

You should be aware that the Exchange Ratio used to determine the Merger Consideration only reflects the respective net asset values of Full Circle and GECC as of the Measurement Date (August 31, 2016). As a

result, the Exchange Ratio will not reflect any changes in the fair value of the assets comprising the Initial GECC Portfolio, including with respect to Avanti, subsequent to the Measurement Date.

Q: How will the combined company be managed following the Merger?

A: Upon completion of the Merger, Peter A. Reed will be GECC's chief executive officer and chairman of its board of directors. GECC's board of directors will be comprised of five directors. Two independent directors will be appointed as members of GECC's board of directors and, at the Effective Time, Mark Biderman and John Stuart, both of whom are members of the Full Circle Board, will also be appointed to the board of directors of GECC. GECC expects that Michael J. Sell, who at present is Full Circle's chief financial officer, will become GECC's chief financial officer, treasurer and secretary at the Effective Time.

Q: Am I able to exercise dissenters' (or appraisal) rights in connection with the Merger?

A: Under Maryland law, you will not be entitled to exercise dissenters' (or appraisal) rights with respect to any matter to be voted upon at the special meeting.

Q: When do you expect to complete the Merger?

A: While there can be no assurance as to the exact timing, or that the Merger will be completed at all, Full Circle and GECC are working to complete the Merger in the fourth quarter of 2016. Full Circle and GECC currently expect to complete the Merger promptly after obtaining stockholder approval of the Merger, subject to the satisfaction of the other closing conditions in the Merger Agreement.

Q: Is the Merger or the Special Distribution expected to be taxable to Full Circle stockholders?

A: The Merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code as to Full Circle. Accordingly, you should not recognize any gain or loss for U.S. federal income tax purposes on the exchange of your shares of Full Circle common stock for shares of GECC common stock in the Merger, except with respect to cash received in lieu of fractional shares of GECC common stock. The Special Distribution should not be treated for U.S. federal income tax purposes as part of the consideration paid for your shares in the Merger but instead should be treated for U.S. federal income tax purposes as a distribution with respect to your Full Circle common stock. If you are a U.S. stockholder, you will generally be required to take the Special Distribution into account as ordinary income or capital gains, except to the extent of the lesser of (i) the amount of the Special Distribution that you receive that is a distribution in excess of Full Circle's current and accumulated earnings and profits, and (ii) your adjusted basis in your Full Circle common stock. Full Circle expects that a significant part of the $5.0 million fixed portion of the Special Distribution will be a distribution in excess of Full Circle's current and accumulated earnings and profits and could be treated as a return of capital for U.S. federal income tax purposes. If you are a non-U.S. stockholder, the Special Distribution may be subject to U.S. federal withholding tax. Any amounts so withheld will be treated for all purposes as having been paid to you. You should read "Certain Material U.S. Federal Income Tax Considerations—Tax Consequences of the Merger" carefully in its entirety. Tax matters can be complicated and the tax consequences of the Merger to you will depend on your particular tax situation. **You should consult with your tax advisor to confirm the tax consequences to you of the Merger and the Special Distribution.**

Q: What happens if the Merger is not consummated?

A: If the Merger is not approved by the requisite vote of Full Circle's stockholders or if the Merger is not completed for any other reason, you will not receive any payment for your shares in connection with the Merger and the Special Distribution will not be declared or paid. Instead, Full Circle will remain an independent public company and its common stock will continue to be listed and traded on NASDAQ. Under circumstances specified in the Merger Agreement, Full Circle may be required to pay GECC a termination fee of $3.0 million or reimburse up to $1.0 million of GECC's out of pocket expenses.

GECC's investments. Unlike that portion of the incentive fee based on income, there will be no hurdle rate applicable to the portion of the incentive fee based on net capital gains. As a result, GECM may have a tendency to invest more capital in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in GECC's investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

GECC may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, and, to the extent GECC so invests, will bear its ratable share of any such investment company's expenses, including management and performance fees. GECC will also remain obligated to pay management and incentive fees to GECM with respect to the assets invested in the securities and instruments of other investment companies. With respect to each of these investments, each of GECC's stockholders will bear his, her or its share of the management and incentive fee payable to GECM as well as indirectly bearing the management and performance fees and other expenses of any investment companies in which GECM invests.

In addition, if GECC repurchases its debt securities that are outstanding and such repurchase results in its recording a net gain on the extinguishment of debt for financial reporting and tax purposes, such net gain will be included in its pre-incentive fee net investment income for purposes of determining the income incentive fee payable to its investment adviser under GECC's investment management agreement with GECM dated September 26, 2016 (the **GECC Investment Management Agreement**).

A general increase in interest rates will likely have the effect of making it easier for GECM to receive incentive fees, without necessarily resulting in an increase in GECC's net earnings. Given the structure of the GECC Investment Management Agreement, any general increase in interest rates, which are currently at or near historic lows, will likely have the effect of making it easier for GECM to meet the quarterly hurdle rate for payment of income incentive fees under the GECC Investment Management Agreement without any additional increase in relative performance on the part of GECM. In addition, in view of the catch-up provision applicable to income incentive fees under the GECC Investment Management Agreement, GECM could potentially receive a significant portion of the increase in GECC's investment income attributable to such a general increase in interest rates. If that were to occur, GECC's increase in net earnings, if any, would likely be significantly smaller than the relative increase in GECM's income incentive fee resulting from such a general increase in interest rates.

GECM has the right to resign on 60 days' notice, and GECC may not be able to find a suitable replacement within that time, resulting in a disruption in its operations that could adversely affect its financial condition, business and results of operations. GECM has the right, under the GECC Investment Management Agreement, to resign at any time upon not more than 60 days' written notice, whether GECC has found a replacement or not. If GECM resigns, GECC may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If GECC is unable to do so quickly, its operations are likely to experience a disruption, its financial condition, business and results of operations as well as its ability to pay distributions are likely to be adversely affected and the market price of its shares may decline. In addition, the coordination of GECC's internal management and investment activities is likely to suffer if GECC is unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by its investment adviser and its affiliates. Even if GECC is able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with its investment objective and current investment portfolio may result in additional costs and time delays that may adversely affect its financial condition, business and results of operations and cause you to lose your investment.

GECC will incur significant costs as a result of being a publicly traded company. As a publicly traded company, GECC will incur legal, accounting and other expenses, including costs associated with the periodic reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as additional corporate governance requirements, including requirements under the Sarbanes-Oxley Act, the Dodd-Frank Act and other rules implemented by our government.

Changes in laws or regulations governing GECC's operations may adversely affect GECC's business or cause GECC to alter its business strategy. Each of GECC and its portfolio companies are subject to applicable local, state

GECM's management fee is based on a percentage of GECC's total assets (other than cash or cash equivalents but including assets purchased with borrowed funds) and GECM may have conflicts of interest in connection with decisions that could affect GECC's total assets, such as decisions as to whether to incur indebtedness.

The part of the incentive fee payable by GECC that relates to GECC's pre-incentive fee net investment income is computed and paid on income that may include interest that is accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible.

The GECC Investment Management Agreement renews for successive annual periods if approved by GECC's board of directors or by the affirmative vote of the holders of a majority of GECC's outstanding voting securities, including, in either case, approval by a majority of GECC's directors who are not interested persons. However, both GECC and GECM have the right to terminate the agreement without penalty upon 60 days' written notice to the other party. Moreover, conflicts of interest may arise if GECM seeks to change the terms of the GECC Investment Management Agreement, including, for example, the terms for compensation. While any material change to the GECC Investment Management Agreement must be submitted to stockholders for approval under the 1940 Act, GECC may from time to time decide it is appropriate to seek stockholder approval to change the terms of the agreement. For so long as MAST Funds and Great Elm Capital Group collectively beneficially own 35% or more of GECC's outstanding shares, the MAST Funds and Great Elm Capital Group will vote on any proposed changes to the GECC Investment Management Agreement in the same proportion as GECC's unaffiliated stockholders.

Pursuant to a separate administration agreement with GECC dated September 26, 2016 (the **Administration Agreement**), GECM will furnish GECC with administrative services and GECC will pay GECM its allocable portion of overhead and other expenses incurred by GECM in performing its obligations under the Administration Agreement, including GECC's allocable portion of the cost of its chief financial officer and chief compliance officer and their respective staffs.

As a result of the arrangements described above, there may be times when the management team of GECC has interests that differ from those of GECC's stockholders, giving rise to a conflict.

GECC's stockholders may have conflicting investment, tax and other objectives with respect to their investments in GECC. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of GECC's investments, the structure or the acquisition of GECC's investments, and the timing of disposition of GECC's investments. As a consequence, conflicts of interest may arise in connection with decisions made by GECM, including with respect to the nature or structuring of GECC's investments, that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders' individual tax situations. In selecting and structuring investments appropriate for GECC, GECM will consider the investment and tax objectives of GECC and its stockholders, as a whole, not the investment, tax or other objectives of any stockholder individually.

Potential Changes in Law or Regulation. In December 2015, the SEC proposed a new rule to regulate the use of derivatives by registered investment companies, such as GECC. If the rule goes into effect, it could limit the ability of GECC to invest or remain invested in derivatives. In addition, other future regulatory developments may impact GECC's ability to invest or remain invested in certain derivatives. Legislation or regulation may also change the way in which GECC itself is regulated. GECM cannot predict the effects of any new governmental regulation that may be implemented on the ability of GECC to use swaps or any other financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect GECC's ability to achieve its investment objective.

Risks Relating to GECC's Investments

GECC will face increasing competition for investment opportunities. GECC competes for investments with other BDCs and investment funds (including private equity funds, mezzanine funds and small business investment companies), as well as traditional financial services companies such as commercial banks and other sources of funding. Many of GECC's competitors are substantially larger and have considerably greater financial, technical and marketing resources than GECC. For example, some competitors have a lower cost of capital and access to

⊥

GREAT ELM CAPITAL CORP.
UNAUDITED COMBINING PRO FORMA SCHEDULE OF INVESTMENTS
AS OF MARCH 31, 2016

Description and Industry[1]	Type of Investment[2]	Full Circle		Initial GECC Portfolio		Par Amount/ Quantity	Pro Forma	
		Cost	Fair Value	Cost	Fair Value		Cost	Fair Value
Control Investments[3]								
Texas Westchester Financial, LLC Consumer Financing	Limited Liability Company Interests^	$ 408,606	$ 130,000			9,278	$ 408,606	$ 130,000
Total Control Investments		408,606	130,000				408,606	130,000
Affiliate Investments[4]								
Modular Process Control, LLC Energy Efficiency Services	Senior Secured Revolving Loan, 14.50% (one month LIBOR plus 13.50%, 14.50% floor), 3/28/2017[5]	1,065,740	772,768			$ 1,068,959	1,065,740	772,768
	Senior Secured Term Loan, 15.50% (one month LIBOR plus 14.50%, 15.50% floor), 3/28/2017[5]	4,759,936	—			$ 4,900,000	4,759,936	—
	Senior Secured Term Loan—Tranche 2, 18.00% (one month LIBOR plus 17.00%, 18.00% floor), 3/28/2017[5], **	1,009,636	—			$ 1,009,636	1,009,636	—
	Warrant for 14.50% of the outstanding Class B LLC Interests (at a $0.01 strike price), expires 3/28/2023^	288,000	—			1	288,000	
		7,123,312	772,768				7,123,312	772,768
ProGrade Ammo Group, LLC Munitions	Senior Secured Revolving Loan, 9.44% (one month LIBOR plus 9.00%, 9.20% floor), 4/30/2016[5], ^	1,968,568	1,619,160			$ 1,968,568	1,968,568	1,619,160
	Senior Secured Term Loan, 16.44% (one month LIBOR plus 16.00%, 16.20% floor), 4/30/2016[5],^	4,843,750	—			$ 4,843,750	4,843,750	—
	Warrants for 19.9% of the outstanding LLC interests (at a $10.00 strike price), expire 8/2/2018^	176,770	—			181,240	176,770	
		6,989,088	1,619,160				6,989,088	1,619,160
US Oilfield Company, LLC Oil and Gas Field Services	Senior Secured Revolving Loan, 12.44% (one month LIBOR plus 12.00%), 12/31/2017[5]	350,277	339,663			$ 350,277	350,277	339,663
	Senior Secured Term Loan A, 12.44% (one month LIBOR plus 12.00%), 12/31/2017[5]	856,358	163,039			$ 861,728	856,358	163,039
	Senior Secured Term Loan B, 12.44% (one month LIBOR plus 12.00%), 12/31/2017[5]	4,684,943	893,098			$ 4,720,391	4,684,943	893,098
	Warrant for 7.625% of the outstanding Class A voting LLC interests (strike price $0.01), expires 8/13/2024^	—	—			1	—	—
	Warrants for 4.788% of the outstanding Class B non-voting LLC interests (strike price $0.01), expire 8/13/2024^	—	—			4	—	—
		5,891,578	1,395,800				5,891,578	1,395,800
Total Affiliate Investments		20,003,978	3,787,728				20,003,978	3,787,728

The accompanying notes are an integral part of this schedule.

⊤

⊥

GREAT ELM CAPITAL CORP.
UNAUDITED COMBINING PRO FORMA SCHEDULE OF INVESTMENTS—(continued)
AS OF MARCH 31, 2016

Description and Industry[1]	Type of Investment[2]	Full Circle Cost	Full Circle Fair Value	Initial GECC Portfolio Cost	Initial GECC Portfolio Fair Value	Par Amount/ Quantity	Pro Forma Cost	Pro Forma Fair Value
Other Investments								
310E53RD, LLC Real Estate Holding Company	Senior Secured Term Loan, 10.44% (one month LIBOR plus 10.00%, 10.15% floor, 16.00% cap) 7/1/2017	5,920,179	5,920,179			$ 6,000,000	5,920,179	5,920,179
Ads Direct Media, Inc. Internet Advertising	Senior Secured Term Loan, 13.50% (one month LIBOR plus 13.00%, 13.50% floor) 10/9/2017,[5]	1,918,736	412,208			$ 1,932,468	1,918,736	412,208
	Warrant for 3.25% of outstanding LLC interests (strike price $0.01) expires 10/9/2024^	—	—			1	—	—
		1,918,736	412,208				1,918,736	412,208
AP Gaming I, LLC Gambling Machine Manufacturer	Senior Secured Term Loan, 9.25% (one month LIBOR plus 8.25%, 9.25% floor) 12/20/2020	3,924,215	3,702,127			$ 3,959,494	3,924,215	3,702,127
Aptean, Inc Enterprise Software Company	Unfunded Revolving Loan, 4.19% (one month LIBOR plus 3.75%) (purchased with an 11.00% netback), 2/26/2019[6]	(754,465)	(791,965)			$ 7,500,000	(754,465)	(791,965)
Attention Transit Advertising Systems, LLC Outdoor Advertising Services	Senior Secured Term Loan, 11.50%, 9/30/2016	1,741,219	1,853,122			$ 1,741,219	1,741,219	1,853,122
Avanti Communications Group plc.*^ Wireless Telecommunications Services	Senior Secured Notes (10.00%, due 10/1/2019)			$ 74,217,628	$ 54,400,634	$ 75,035,357	74,217,628	54,400,634
Background Images, Inc. Equipment Rental Services	Senior Secured Term Loan—Term A, 14.94% (one month LIBOR plus 14.50%), 9/1/2016[5]	121,127	136,304			$ 121,127	121,127	136,304
	Senior Secured Term Loan—Term B, 16.69% (one month LIBOR plus 16.25%), 9/1/2016[5]	446,465	455,037			$ 446,465	446,465	455,037
		567,592	591,341				567,592	591,341
Bioventus, LLC Specialty Pharmaceuticals	Subordinated Secured Term Loan, 11.00% (one month LIBOR plus 10.00%, 11.00% floor), 4/10/2020	5,951,402	5,880,000			$ 6,000,000	5,951,402	5,880,000
Davidzon Radio, Inc. Radio Broadcasting	Senior Secured Term Loan, 11.00% (one month LIBOR plus 10.00%, 11.00% floor), 3/31/2020	8,815,419	9,476,956			$ 10,431,815	8,815,419	9,476,956
Everi Payments Inc Financial Services	Senior Unsecured Notes (10.00%, due 1/15/2022)			11,378,696	10,384,205	$ 12,289,000	11,378,696	10,384,205
Fuse, LLC Television Programming	Senior Secured Note, 10.375%, 7/1/2019	7,034,675	5,285,000			$ 7,000,000	7,034,675	5,285,000
GC Pivotal, LLC Data Connectivity Services Company	Unsecured Notes, 11.00%, 12/31/2020	3,171,132	3,081,947			$ 3,164,000	3,171,132	3,081,947
General Cannabis Corp. Non-Residential Property Owner	Common Stock^	113,214	15,250			25,000	113,214	15,250

The accompanying notes are an integral part of this schedule.

83

⊤

GREAT ELM CAPITAL CORP.
UNAUDITED COMBINING PRO FORMA SCHEDULE OF INVESTMENTS—(continued)
AS OF MARCH 31, 2016

Description and Industry[1]	Type of Investment[2]	Full Circle		Initial GECC Portfolio		Par Amount/ Quantity	Pro Forma	
		Cost	Fair Value	Cost	Fair Value		Cost	Fair Value
Other Investments (continued)								
GW Power, LLC and Greenwood Fuels WI, LLC Electric Services	Senior Secured Term Loan, 12.44% (one month LIBOR plus 12.00%, 12.16% floor), 5/4/2016	1,570,344	1,562,065			$ 1,570,388	1,570,344	1,562,065
Infinite Aegis Group, LLC Healthcare Billing and Collections	Warrant for 2.0% of the outstanding LLC interests (at a $0.01 strike price), expires 8/1/2023^	107,349	—			1	107,349	—
JN Medical Corporation Biological Products	Senior Secured Term Loan, 11.44%, (one month LIBOR plus 11.00%, 11.25% floor, 12.00% cap), 6/30/2016	3,494,622	3,479,583			$ 3,500,000	3,494,622	3,479,583
Luling Lodging, LLC Hotel Operator	Senior Secured Term Loan, 12.44% (one month LIBOR plus 12.00%, 12.25% floor), 12/17/2017	4,472,610	3,400,650			$ 4,500,000	4,472,610	3,400,650
OPS Acquisitions Limited and Ocean Protection Services Limited* Maritime Security Services	Senior Secured Term Loan, 12.50%, (one month LIBOR plus 12.00%, 12.50% floor), 3/4/2017	4,742,009	4,801,923			$ 4,858,793	4,742,009	4,801,923
Optima Specialty Steel, Inc. Metals and Mining	Senior Secured Notes (12.50%, due 12/15/2016)			15,120,264	12,382,000	$ 15,100,000	15,120,264	12,382,000
PEAKS Trust 2009-1* Consumer Financing	Senior Secured Term Loan, 7.50%, (one month LIBOR plus 5.50%, 7.50% floor), 1/27/2020	2,101,122	1,822,922			$ 2,406,498	2,101,122	1,822,922
PR Wireless, Inc. Wireless Communications	Senior Secured Term Loan, 10.00%, (one month LIBOR plus 9.00%, 10.00% floor), 6/27/2020	7,743,788	7,516,125			$ 8,351,250	7,743,788	7,516,125
	Warrant for 101 shares (at a $0.01 strike price), expires 6/27/2024^	634,145	209,844			1	634,145	209,844
		8,377,933	7,725,969				8,377,933	7,725,969
Pristine Environments, Inc. Building Cleaning and Maintenance Services	Senior Secured Revolving Loan, 14.94% (one month LIBOR plus 14.50%, 11.70% floor), 3/31/2017	5,847,111	5,871,474			$ 5,847,111	5,847,111	5,871,474
	Senior Secured Term Loan A, 15.94% (one month LIBOR plus 15.50%, 12.70% floor), 3/31/2017	1,483,856	1,495,737			$ 1,487,063	1,483,856	1,495,737
	Senior Secured Term Loan B, 15.94% (one month LIBOR plus 15.50%, 12.70% floor), 3/31/2017	2,816,242	2,857,495			$ 2,843,750	2,816,242	2,857,495
		10,147,209	10,224,706				10,147,209	10,224,706
RiceBran Technologies Corporation Grain Mill Products	Senior Secured Revolving Loan, 11.50% (one month LIBOR plus 10.75%, 11.50% floor, 12.00% cap), 6/1/2018	1,583,231	1,556,870			$ 1,630,230	1,583,231	1,556,870
	Senior Secured Term Loan, 11.50% (one month LIBOR plus 10.75%, 11.50% floor, 12.00% cap), 6/1/2018	1,429,009	1,437,500			$ 1,500,000	1,429,009	1,437,500
	Warrants for 300,000 shares (at a $5.25 strike price), expire 5/12/2020^	39,368	22,500			300,000	39,368	22,500
		3,051,608	3,016,870				3,051,608	3,016,870

The accompanying notes are an integral part of this schedule.

84

GREAT ELM CAPITAL CORP.
UNAUDITED COMBINING PRO FORMA SCHEDULE OF INVESTMENTS—(continued)
AS OF MARCH 31, 2016

Description and Industry[1]	Type of Investment[2]	Full Circle Cost	Full Circle Fair Value	Initial GECC Portfolio Cost	Initial GECC Portfolio Fair Value	Par Amount/ Quantity	Pro Forma Cost	Pro Forma Fair Value
Other Investments (continued)								
Sundberg America, LLC et al. Appliance Parts Distributor	Senior Secured Notes, 9.50%, 4/30/2020	7,726,629	7,761,802			$ 7,761,802	7,726,629	7,761,802
Tallage Lincoln, LLC Real Estate Services	Senior Secured Term Loan (10.00%, due 5/21/2018)			481,772	481,772	$ 481,772	481,772	481,772
Tallage Adams, LLC Real Estate Services	Senior Secured Term Loan (10.00%, due 12/12/2016)			195,895	195,895	$ 195,895	195,895	195,895
The Finance Company, LLC Consumer Financing	Senior Secured Revolving Loan, 13.25% (one month LIBOR plus 12.75%, 13.25% floor), 3/31/2018	2,077,669	2,075,937			$ 2,077,669	2,077,669	2,075,937
The Selling Source, LLC Information and Data Services	Senior Secured Term Loan, 17.00%, 12/31/2017**	3,949,016	3,775,569			$ 4,743,971	3,949,016	3,775,569
Trilogy International Partners, LLC Wireless Telecommunications Services	Senior Secured Notes (13.38%, due 5/15/2019)[8]			9,900,000	8,250,000	$ 10,000,000	9,900,000	8,250,000
US Shale Solutions, Inc. Oil and Gas Field Services	Senior Secured Term Loan, 10.00%, 9/15/2018	1,084,337	1,084,337			$ 1,084,337	1,084,337	1,084,337
	Subordinated Secured Term Loan, 12.00%, 9/15/2019	2,584,968	1,198,736			$ 2,584,968	2,584,968	1,198,736
	Limited Liability Company Interests[7], ^	4,325,739	—			15,079	4,325,739	—
		7,995,044	2,283,073	111,294,255	86,094,506		7,995,044	2,283,073
Total Other Investments		**98,216,482**	**87,357,234**	**111,294,255**	**86,094,506**		**209,510,737**	**173,451,740**
Total Investments		**$ 118,629,066**	**$ 91,274,962**	**$ 111,294,255**	**$ 86,094,506**		**$ 229,923,321**	**$ 177,369,468**

(1) The investments are acquired in private transactions exempt from registration under the Securities Act of 1933 and, therefore, are generally subject to certain limitations on resale, and may be deemed to be "restricted securities" under the Securities Act of 1933.

(2) A majority of the Full Circle's variable rate debt investments bear interest at a rate that is determined by reference to LIBOR ("London Interbank Offered Rate") or the U.S. prime rate, and which is reset daily, monthly, quarterly or semiannually. For each debt investment, Full Circle has provided the interest rate in effect as of March 31, 2016. If no reference to LIBOR or the U.S. prime rate is made, the rate is fixed. A floor is the minimum rate that will be applied in calculating an interest rate. A cap is the maximum rate that will be applied in calculating an interest rate.

(3) "Control Investments" are investments in those companies that are "Control Investments" of the applicable company, as defined in the Investment Company Act of 1940. A company is deemed to be a "Control Investment" of a BDC if a BDC owns more than 25% of the voting securities of such company.

(4) "Affiliate Investments" are investments in those companies that are "Affiliated Companies" of the applicable company, as defined in the Investment Company Act of 1940, which are not "Control Investments." A company is deemed to be an "Affiliate" of a BDC if a BDC owns 5% or more, but less than 25%, of the voting securities of such company.

(5) Investments were on non-accrual status as of March 31, 2016.

(6) The negative fair value is the result of the unfunded commitment being valued below par. These amounts may or may not be funded to the borrowing party now or in the future. The cost basis of the loan reflects the unamortized portion of the "netback" received on the settlement date when the commitment was acquired.

(7) Full Circle's equity investment in US Shale Solutions, Inc. is held through its wholly owned subsidiary FC Shale Inc.

(8) This security is the refinancing of a prior note. The market price is the market price of the refinanced note.

* Indicates assets that the applicable company believes do not represent "qualifying assets" under Section 55(a) of the 1940 Act. Qualifying assets must represent at least 70% of GECC's total assets at the time of acquisition of any additional non-qualifying assets. On a pro forma basis as of March 31, 2016, non-qualifying assets aggregated to $59.2 million or 26% of the pro forma total assets of GECC.

** Security pays all or a portion of its interest in kind.

^ Security is a nonincome-producing security.

The accompanying notes are an integral part of this schedule.

85

(1) Full Circle will deliver to GECC a calculation of Full Circle's net asset value and (2) GECC will deliver to Full Circle a calculation of GECC's pro forma net asset value, in each case as of the last day of the calendar month immediately preceding the date of delivery. Full Circle and GECC each will give the other party and its representatives reasonable access to the individuals who have prepared each such calculation and to such information, books, records and work papers as may be reasonably requested in order to assist it with its review of such calculation.

Initial GECC Portfolio

The following table sets forth certain information as of August 31, 2016 for each portfolio company included in the Initial GECC Portfolio. Percentages shown for class of investment securities held by GECC represent percentage of the class owned and do not necessarily represent voting ownership. Percentages shown for equity securities, other than warrants or options, represent the actual percentage of the class of security held before dilution. Percentages shown for warrants and options held represent the percentage of class of security GECC may own assuming GECC exercises its warrants or options before dilution.

GECC directly or indirectly owns less than 5% of the outstanding voting securities, and is therefore not deemed to be an affiliate, of each of the portfolio companies listed on the table below. GECC offers to make significant managerial assistance to certain of GECC's portfolio companies. GECC may also receive rights to observe the meetings of GECC's portfolio companies' boards of directors.

Name and Address of Portfolio Company	Industry	Type of Investment	Interest	Maturity	Par Amount/ Quantity	Cost	% of Class Held	Fair Value
Avanti Communications Group plc, Cobham House, 20 Black Friars Lane, London, EC4V 6EB, United Kingdom	Wireless Telecommunications Services	Sr. Secured Notes	10.00%	10/1/2019	$ 75,035,357	$ 74,217,628	+	$ 54,628,578
Everi Payments Inc., 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113	Hardware	Sr. Unsecured Notes	10.00%	1/15/2022	$ 12,289,000	$ 11,378,696	+	$ 11,581,383
Optima Specialty Steel, Inc., 200 S. Biscayne Blvd., Suite 5500, Miami, FL 33131	Metals and Mining	Sr. Secured Notes	12.50%	12/15/2016	$ 15,100,000	$ 15,120,264	+	$ 13,725,900
Tallage Lincoln, LLC, 165 Tremont Street, Suite 305, Boston, MA 02111	Real Estate Services	Sr. Secured Term Loan	10.00%	5/21/2018	$ 481,772	$ 481,772	+	$ 208,452
Tallage Adams, LLC, 165 Tremont Street, Suite 305, Boston, MA 02111	Real Estate Services	Sr. Secured Term Loan	10.00%	12/12/2016++	$ 195,895	$ 195,895	+	$ 387,692
Trilogy International Partners, LLC, P.O. Box 1988, Bellevue, WA 98009	Wireless Telecommunications Services	Sr. Secured Notes	13.375%	5/15/2019	$ 10,000,000	$ 9,900,000	+	$ 10,005,000
Total Portfolio						$ 111,294,255		90,537,005

+   Investment is a debt instrument and thus the percentage of class does not apply.

++   Maturity date was extended in October 2013.

The above investments were selected through a negotiated process involving the MAST Funds and the Special Committee in connection with the negotiation and execution of the Merger Agreement. Investments were initially selected by the MAST Funds based on a number of factors, including the attractiveness of an investment's risk return profile, its relative liquidity and expected repayment date, the size of the MAST Funds' overall holdings in a portfolio company, and the appropriateness of an investment for inclusion in a BDC portfolio based on regulatory and tax considerations. The MAST Funds did not give a greater weight to any of the above factors, but instead viewed all of the factors together as a whole when considering which investments to select for transfer to GECC. In addition, each of the above investments was reviewed by the Special Committee in connection with its evaluation of the terms of the Merger Agreement and certain assets were rejected by the Special Committee in the course of the negotiations. The remaining portfolio assets of the MAST Funds after contribution of the Initial GECC Portfolio will generally consist of less liquid assets, such as equity in non-public companies, investments where the MAST Funds would have faced difficulty in transferring their entire position, or debt instruments that have an expected yield below that which would normally be required in a BDC portfolio.

The portfolio investments comprising the Initial GECC Portfolio collectively performed materially better over the three year period ending August 31, 2016, taking into account changes in fair value, realized gains and losses and investment income, than the debt investments (excluding the Initial GECC Portfolio) that will be retained by the Mast Funds, taken together as a whole, and generally performed comparably over the same period with the entire portfolio of assets (excluding the Initial GECC Portfolio) that will be retained by the Mast Funds after completion of the Merger, taken together as a whole.

Portfolio Company Descriptions

Set forth below is a brief description of each portfolio company representing greater than 5% of the fair market value of the Initial GECC Portfolio.

Avanti Communications. Avanti is a leading provider of satellite-enabled data communications services in Europe, the Middle East and Africa. Avanti's network consists of: two high throughput satellites, HYLAS 1 and HYLAS 2; a multiband satellite, Artemis; two satellites that are not yet launched, HYLAS 3 and HYLAS 4; and an international fiber network connecting data centers in several countries. Avanti's satellites primarily operate in the Ka band frequency range. The Ka band allows for the delivery of greater capacity at faster speeds than Ku band capacity. Avanti has announced that it is seeking a waiver from its note holders to permit a one time, PIK payment for the interest payment due October 1, 2016.

On July 7, 2016, Avanti announced that under certain circumstances it may not have access to sufficient liquidity to meet its funding requirements through the second quarter of 2017. On July 11, 2016, Avanti announced the undertaking of a strategic review to consider all financial and strategic options, including a sale of the company pursuant to the City Code on Takeovers and Mergers. Following these announcements, on July 14, 2016, Moody's downgraded Avanti's 10% senior secured bonds due 2019.

On September 16, 2016, Avanti announced that it had recently entered into constructive discussions with certain of its largest bondholders representing approximately 60% of its senior secured notes with the dual goals of addressing near-term liquidity needs and developing a stable long term platform for the company. As a result, Avanti on that same date announced that it was launching a consent solicitation process to facilitate paying the October 1 coupon on its senior secured notes in kind in lieu of cash. In order to further support the strategic review process, Avanti also announced that it had entered into binding agreements with certain suppliers to defer approximately $39 million of capital expenditure payments to the third quarter of fiscal 2017.

Trilogy International. Trilogy International Partners (**Trilogy**) is a privately held wireless telecom operator based in the U.S., with majority stakes in operating businesses in Bolivia and New Zealand. Trilogy provides data and voice services to cellular customers in Bolivia and New Zealand, and wireline connectivity services to residential customers and enterprises in New Zealand. Trilogy has over 3,700,000 subscribers globally, approximately 1.5x the number of subscribers they serviced 5 years ago.

Optima Specialty Steel. Optima Specialty Steel, Inc. (**Optima**) is a leading independent manufacturer and processor of special bar quality and merchant bar quality hot rolled steel bars, value-added precision-tolerance, cold drawn seamless tubes and high quality engineered cold finished steel bars in the U.S. Optima sells its products directly to original equipment manufacturers, as well as to distributors. Furthermore, Optima sells its products into diversified end markets such as transportation (including automotive), energy (including oil and gas shale extraction), agriculture, power generation and yellow goods/construction equipment end markets.

functions GECC will reimburse GECM for the fees associated with such functions without profit or benefit to GECM.

GECC Portfolio Managers

The management of GECC's investment portfolio is the responsibility of GECM. GECC considers Mr. Reed, who serves as GECC chief executive officer, to currently be its sole portfolio manager. Following the Effective Time, GECM may create an investment committee consisting of members of its senior investment team, including Mr. Reed. GECM's investment team will not receive any direct compensation from GECC in connection with the management of GECC's portfolio. Mr. Reed, along with members of GECM's investment team, through their financial interests in affiliates of GECM, are entitled to a portion of any amounts received by GECM under the GECC Investment Management Agreement, less expenses incurred by GECM in performing its services under the GECC Investment Management Agreement. The compensation paid by GECM to its investment personnel may include: (1) annual base salary; (2) annual cash bonuses; (3) equity in Great Elm Capital Group, and (4) profit sharing by virtue of ownership of debt or equity securities of affiliates of GECM.

GECC Investment Management Agreement

Management Services

GECM serves as GECC's investment adviser and is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of GECC's board of directors, the investment adviser manages the day-to-day operations of, and provides investment advisory and management services to, GECC. Under the terms of the GECC Investment Management Agreement dated September 26, 2016, GECM:

- determines the composition of GECC's portfolio, the nature and timing of the changes to GECC's portfolio and the manner of implementing such changes;

- identifies, evaluates and negotiates the structure of the investments GECC makes (including performing due diligence on GECC's prospective portfolio companies);

- closes and monitors the investments GECC makes; and

- determines the securities and other assets that GECC purchases, retains or sells.

GECM was initially formed to provide investment advisory services to GECC and it has not previously provided investment advisory services to anyone else. However, GECM's services to GECC under the Investment Management Agreement are not exclusive, and GECM is free to furnish similar services to other entities.

Management Fee

Pursuant to the Investment Management Agreement with GECM and subject to the overall supervision of GECC's board of directors, GECM provides investment advisory services to GECC. For providing these services, GECM receives a fee from GECC, consisting of two components (1) a base management fee and (2) an incentive fee.

The base management fee is calculated at an annual rate of 1.50% based on the average value of GECC's total assets (determined under GAAP) (other than cash or cash equivalents but including assets purchased with borrowed funds or other forms of leverage) at the end of the two most recently completed calendar quarters. The base management fee is payable quarterly in arrears.

The incentive fee has two parts. One part is calculated and payable quarterly in arrears based on GECC's pre-incentive fee net investment income for the quarter. Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that GECC receives from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, any expenses payable under the administration agreement, and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, any accretion of original issue discount, market discount, payment-in-kind interest, payment-in-kind dividends or other types of deferred or accrued income, including in

MERRILL CORPORATION DSCHWAR//26-SEP-16 19:17 DISK124:[16ZBT1.16ZBT45501]CY45501A.;37
mrll_0915.fmt Free: 10D*/120D Foot: 0D/   0D VJ RSeq: 3 Clr: 0
DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 28-28 B Cs: 59426

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may elect, from time to time and in its sole discretion, to bear certain of GECC's expenses set forth above, including organizational and other expenses, provided, further, that the aggregate amount of expenses accrued for reimbursement that pertain to direct compensation costs of financial, compliance and accounting personnel that perform services for GECC, including the fees charged by any sub-administrator to provide such personnel to GECC for the twelve months following consummation of the Merger, when taken together with such expenses reimbursed or accrued for reimbursement by GECC pursuant to the Administration Agreement during such period, shall not exceed 0.50% of GECC's average net asset value during such period.

Duration and Termination

GECC's board of directors approved the GECC Investment Management Agreement on August 8, 2016. Unless terminated earlier, the GECC Investment Management Agreement will continue in effect for two years from the date on which it is signed and will renew for successive annual periods thereafter if approved annually by GECC's board of directors or by the affirmative vote of the holders of a majority of GECC's outstanding voting securities, including, in either case, approval by a majority of GECC's directors who are not "interested persons." The GECC Investment Management Agreement will automatically terminate in the event of its assignment. The GECC Investment management Agreement may be terminated by either party without penalty upon 60 days' written notice to the other.

Conflicts of interest may arise if GECM seeks to change the terms of the GECC Investment Management Agreement, including, for example, the terms for compensation. Any material change to the investment management agreement must be submitted to stockholders for approval under the 1940 Act and GECC may from time to time decide it is appropriate to seek stockholder approval to change the terms of the GECC Investment Management Agreement.

Indemnification

The GECC Investment Management Agreement provides that, to the fullest extent permitted by law, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GECM, its stockholder and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person affiliated with it are entitled to indemnification from GECC for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of GECM's services under the GECC Investment Management Agreement or otherwise as an investment adviser of GECC.

Organization of the Investment Adviser

GECM is a Delaware corporation and is registered as an investment adviser under the Advisers Act. The principal executive offices of GECM are located at 200 Clarendon Street, 51st Floor, Boston, MA 02116.

GECC Administration Agreement

GECC is also party to a separate Administration Agreement with GECM. GECC's board of directors approved GECC's Administration Agreement on August 8, 2016. Pursuant to the Administration Agreement, GECM furnishes GECC with, or otherwise arranges for the provision of, office facilities, equipment, clerical, bookkeeping, finance, accounting, compliance and record keeping services at such office facilities and other such services as the Administrator. Under the Administration Agreement, GECM will, from time to time, provide, or otherwise arrange for the provision of, other services GECM determines to be necessary or useful to perform its obligations under the Administration Agreement, including retaining the services of financial, compliance, accounting and administrative personnel that perform services on behalf of GECC, including personnel to serve as chief financial officer and chief compliance officer of GECC. Under the Administration Agreement, GECM also performs, or oversees the performance of, GECC's required administrative services, which include, among other things, being responsible for the financial records that GECC is required to maintain and preparing reports to GECC's stockholders and reports filed with the SEC. In addition, GECM assists GECC in determining and publishing GECC's net asset value, oversees the preparation and filing of GECC's tax returns and the printing and dissemination of reports to GECC's stockholders, and generally oversees the payment of GECC's expenses and the performance of administrative and professional services rendered to GECC by others. Payments made by GECC to GECM under the Administration Agreement are equal to an amount based upon GECC's allocable portion of

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Project Oval N-14   Proj: P14655WLA16   Job: 16ZBT45501   (16-14655-1)
REDLINED   Page Dim: 8.250″ X 10.750″   Copy Dim: 38. X 54.3   File: CY45501A.;37   v6.8

(3) The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The "—" in this column indicates that the Securities and Exchange Commission expressly does not require this information to be disclosed for certain types of senior securities.

(4) Not applicable for senior securities that are not registered for public trading. The average market value per unit for Full Circle's Unsecured Notes is based on the average daily prices of such notes and is expressed per $1,000 of indebtedness.

(5) In June 2013, Full Circle repaid its credit facility with FCC, LLC d/b/a First Capital and entered into the Credit Facility with Santander Bank, N.A. f/k/a Sovereign Bank, N.A.

(6) Full Circle repaid the Distribution Notes in full in July 2013.

Portfolio Companies of Full Circle

The following table sets forth certain information as of March 31, 2016 regarding each portfolio company in which Full Circle has a debt or equity investment. For information regarding material portfolio transactions occurring after March 31, 2016, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Recent Portfolio Activity" section of this document. The general terms of Full Circle's loans and other investments are described in "Full Circle—Business—Investments—Types of Investments." Full Circle offers to make available significant managerial assistance to its portfolio companies. Full Circle may receive rights to observe the meetings of Full Circle's portfolio companies' board of directors. Other than these investments, Full Circle's only relationships with its portfolio companies are the managerial assistance it may separately provide to its portfolio companies, which services would be ancillary to its investments.

Name and Address of Portfolio Company	Industry	Investment	Percentage of Class Held	Par Amount/ Quantity	Cost	Fair Value
Control Investments						
Texas Westchester Financial, LLC, 800 Westchester Avenue, Suite S-620 Rye Brook, NY 10573	Consumer Financing	Limited Liability Company Interests	100%			
				9,278	$ 408,606	$ 130,000
Total Control Investments					408,606	130,000
Total Affiliate Investments						
Modular Process Control, LLC, 15455 Conway Road, Suite 420 Chesterfield, MO 63017	Energy Efficiency Services	Senior Secured Revolving Loan, 14.50% (one month LIBOR plus 13.50%, 14.50% floor), 3/28/2017	±	$ 1,068,959	1,065,740	772,768
		Senior Secured Term Loan, 15.50% (one month LIBOR plus 14.50%, 15.50% floor), 3/28/2017	±	$ 4,900,000	4,759,936	—
		Senior Secured Term Loan— Tranche 2, 18.00% (one month LIBOR plus 17.00%, 18.00% floor), 3/28/2017	±	1,009,636	1,009,636	—
		Warrant for 14.50% of the outstanding Class B LLC Interests (at a $0.01 strike price), expires 3/28/2023	15%	1	288,000	—
					7,123,312	772,768

162

Name and Address of Portfolio Company	Industry	Investment	Percentage of Class Held	Par Amount/ Quantity	Cost	Fair Value
ProGrade Ammo Group LLC, 3616 Eastside Highway Stevensville, MT 59870	Munitions	Senior Secured Revolving Loan, 9.44% (one month LIBOR plus 9.00%, 9.20% floor), 4/30/2016,	±	$ 1,968,568	1,968,568	1,619,160
		Senior Secured Term Loan, 16.44% (one month LIBOR plus 16.00%, 16.20% floor), 4/30/2016,	±	$ 4,843,750	4,843,750	—
		Warrants for 19.9% of the outstanding LLC interests (at a $10.00 strike price), expire 8/2/2018	20%	181,240	176,770	—
					6,989,088	1,619,160
US Oilfield Company, LLC, 11450 N. Meridian St. Suite 240 Camel, IN 46032	Oil and Gas Field Services	Senior Secured Revolving Loan, 12.44% (one month LIBOR plus 12.00%), 12/31/2017	±	$ 350,277	350,277	339,663
		Senior Secured Term Loan A, 12.44% (one month LIBOR plus 12.00%), 12/31/2017	±	$ 861,728	856,358	163,039
		Senior Secured Term Loan B, 12.44% (one month LIBOR plus 12.00%), 12/31/2017	±	$ 4,720,391	4,684,943	893,098
		Warrant for 7.625% of the outstanding Class A voting LLC interests (strike price $0.01), expires 8/13/2024	8%	1	—	—
		Warrants for 4.788% of the outstanding Class B non-voting LLC interests (strike price $0.01), expire 8/13/2024	5%	4	—	—
					5,891,578	1,395,800
Total Affiliate Investments					20,003,978	3,787,728
Other Investments						
31053rd, LLC, 1617 J.F.K Blvd Suite 545 Philadelphia, PA 19103	Real Estate Holding Company	Senior Secured Term Loan, 10.44% (one month LIBOR plus 10.00%, 10.15% floor, 16.00% cap) 7/1/2017	±	$ 6,000,000	5,920,179	5,920,179
Ads Direct Media, Inc., 250 Australian Ave Ste 1600 West Palm Beach, Florida 33401	Internet Advertising	Senior Secured Term Loan, 13.50% (one month LIBOR plus 13.00%, 13.50% floor) 10/9/2017	±	$ 1,932,468	1,918,736	412,208

163

Name and Address of Portfolio Company	Industry	Investment	Percentage of Class Held	Par Amount/ Quantity	Cost	Fair Value
		Warrant for 3.25% of outstanding LLC interests (strike price $0.01) expires 10/9/2024	3%	1	—	—
					1,918,736	412,208
AP Gaming, I, LLC, 5475 S. Decatur Blvd., Suite #100 Las Vegas, NV 89118	Gambling Machine Manufacturer	Senior Secured Term Loan, 9.25% (one month LIBOR plus 8.25%, 9.25% floor) 12/20/2020	±	$ 3,959,494	3,924,215	3,702,127
Aptean, Inc., 4325 Alexander Drive, Suite 100 Alpharetta, GA 30022-3740	Enterprise software company	Unfunded Revolving Loan, 4.19% (one month LIBOR plus 3.75%) (purchased with an 11.0% netback) 2/26/2019	±	$ 7,500,000	(754,465)	(791,965)
Attention Transit Advertising Systems, LLC, 1120 N. Anita Ave Tucson, AZ 85705	Outdoor Advertising Services	Senior Secured Term Loan, 11.50%, 9/30/2016	±	$ 1,741,219	1,741,219	1,853,122
Background Images, Inc., 28908 North Avenue Paine, Unit B Valencia, CA 91355	Equipment Rental Services	Senior Secured Term Loan—Term A, 14.94% (one month LIBOR plus 14.50%), 9/1/2016	±	$ 121,127	121,127	136,304
		Senior Secured Term Loan—Term B, 16.69% (one month LIBOR plus 16.25%), 9/1/2016	±	$ 446,465	446,465	455,037
					567,592	591,341
Bioventus LLC, 4721 Emperor Blvd # 100 Durham, NC 27703	Specialty Pharmaceuticals	Subordinated Secured Term Loan, 11.00% (one month LIBOR plus 10.00%, 11.00% floor), 4/10/2020	±	$ 6,000,000	5,951,402	5,880,000
Davidzon Radio, Inc., 2508 Coney Island Avenue, 2nd Floor Brooklyn, NY 11223	Radio Broadcasting	Senior Secured Term Loan, 11.00% (one month LIBOR plus 10.00%, 11.00% floor), 3/31/2020	±	$ 10,431,815	8,815,419	9,476,956
Fuse LLC, 20532 Carrey Road, Walnut California 91789	Television Programming	Senior Secured Note, 10.375%, 7/1/2019	±	$ 7,000,000	7,034,675	5,285,000
GC Pivotal LLC, 180 North LaSalle Street Suite 2430 Chicago, IL 60601	Data Connectivity Services Company	Unsecured Notes, 11.00%, 12/31/2020	±	$ 3,164,000	3,171,132	3,081,947
General Cannabis Corp., 6565 East Evans Ave Denver, CO 80224	Non-residential property owner	Common Stock	± ±	25,000	113,214	15,250
GW Power LLC and Greenwood Fuels WI LLC, 600 Liberty St. Green Bay, WI 54304	Electric Services	Senior Secured Term Loan, 12.44% (one month LIBOR plus 12.00%, 12.16% floor), 5/4/2016	±	$ 1,570,388	1,570,344	1,562,065
Infinite Aegis Group, LLC, 4600 South Ulster Street, Suite 800 Denver, CO 80237	Healthcare Billing and Collections	Warrant for 2.0% of the outstanding LLC interests (at a $0.01 strike price), expires 8/1/2023	2%	1	107,349	—

164

Name and Address of Portfolio Company	Industry	Investment	Percentage of Class Held	Par Amount/ Quantity	Cost	Fair Value
JN Medical Corporation, 1720 North 84th Street Omaha, NE 68134	Biological Products	Senior Secured Term Loan, 11.44%, (one month LIBOR plus 11.00%, 11.25% floor, 12.00% cap), 6/30/2016	±	$ 3,500,000	3,494,622	3,479,583
Luling Lodging, LLC, 3100 Richmond Avenue Houston, TX 77098	Hotel Operator	Senior Secured Term Loan, 12.44% (one month LIBOR plus 12.00%, 12.25% floor), 12/17/2017	±	$ 4,500,000	4,472,610	3,400,650
OPS Acquisitions Limited and Ocean Protection Services Limited, 4920 Elm Street, Suite 205 Bethesda, MD 20815	Maritime Security Services	Senior Secured Term Loan, 12.50%, (one month LIBOR plus 12.00%, 12.50% floor), 3/4/2017	±	$ 4,858,793	4,742,009	4,801,923
PEAKS Trust 2009-1, 13000 North Meridian Street Carmel, IN 46032	Consumer Financing	Senior Secured Term Loan, 7.50%, (one month LIBOR plus 5.50%, 7.50% floor), 1/27/2020	±	$ 2,406,498	2,101,122	1,822,922
PR Wireless, Inc., Carretera 165, City View Plaza #48, Ste 700 Guaynabo, Puerto Rico 00968	Wireless Communications	Senior Secured Term Loan, 10.00%, (one month LIBOR plus 9.00%, 10.00% floor), 6/27/2020	±	$ 8,351,250	7,743,788	7,516,125
		Warrant for 101 shares (at a $0.01 strike price), expires 6/27/2024	1%	1	634,145	209,844
					8,377,933	7,725,969
Pristine Environments, Inc., 7925 Jones Branch Drive, Suite LL330 McLean, VA 22101	Building Cleaning and Maintenance Services	Senior Secured Revolving Loan, 14.94% (one month LIBOR plus 14.50%, 11.70% floor), 3/31/2017	±	$ 5,847,111	5,847,111	5,871,474
		Senior Secured Term Loan A, 15.94% (one month LIBOR plus 15.50%, 12.70% floor), 3/31/2017	±	$ 1,487,063	1,483,856	1,495,737
		Senior Secured Term Loan B, 15.94% (one month LIBOR plus 15.50%, 12.70% floor), 3/31/2017	±	$ 2,843,750	2,816,242	2,857,495
					10,147,209	10,224,706
Rice Bran Technologies Corporation, 6720 N Scottsdale Road, Suite 390 Scottsdale, AZ 85253	Grain Mill Products	Senior Secured Revolving Loan, 11.50% (one month LIBOR plus 10.75%, 11.50% floor, 12.00% cap), 6/1/2018	±	$ 1,630,230	1,583,231	1,556,870
		Senior Secured Term Loan, 11.50% (one month LIBOR plus 10.75%, 11.50% floor, 12.00% cap), 6/1/2018	±	$ 1,500,000	1,429,009	1,437,500

165

Name and Address of Portfolio Company	Industry	Investment	Percentage of Class Held	Par Amount/ Quantity	Cost	Fair Value
		Warrants for 300,000 shares (at a $5.25 strike price), expire 5/12/2020	± ±	300,000	39,368	22,500
					3,051,608	3,016,870
Sundberg America LLC et al., 5852 West 51st Street Chicago, IL 60638	Appliance Parts Distributer	Senior Secured Notes, 9.50%, 4/30/2020	±	$ 7,761,802	7,726,629	7,761,802
The Finance Company, LLC, 1010 Wayne Avenue, Suite 510 Silver Springs, MD 20910	Consumer Financing	Senior Secured Revolving Loan, 13.25% (one month LIBOR plus 12.75%, 13.25% floor), 3/31/2018	±	$ 2,077,669	2,077,669	2,075,937
The Selling Source, LLC, 325 E. Warm Springs Road Las Vegas, NV 89119	Information and Data Services	Senior Secured Term Loan, 17.00%, 12/31/2017**	±	$ 4,743,971	3,949,016	3,775,569
US Shale Solutions, Inc., 2950 North Loop West, Suite 500 Houston, TX 7792	Oil and Gas Field Services	Subordinated Secured Term Loan, 12.00%, 9/15/2019	±	$ 2,584,968	2,584,968	1,198,736
		Senior Secured Term Loan, 10.00%, 9/15/2018	±	$ 1,084,337	1,084,337	1,084,337
		Limited Liability Company Interests	3%	15,079	4,325,739	—
					7,995,044	2,283,073
Total Other Investments					98,216,482	87,357,234
Total Investments					$118,629,066	$ 91,274,962

±   Investment is a debt instrument and thus percentage of class does not apply.

± ± Represents less than 1% of outstanding shares

Management of Full Circle

The Full Circle Board oversees Full Circle's management. The Full Circle Board currently consists of six members, four of whom are not "interested persons" of Full Circle as defined in Section 2(a)(19) of the 1940 Act. Full Circle refers to these individuals as Full Circle's independent directors. The Full Circle Board elects Full Circle's officers, who serve at the discretion of the board of directors. The responsibilities of each director will include, among other things, the oversight of Full Circle's investment activity, the quarterly valuation of Full Circle's assets, and oversight of Full Circle's financing arrangements. The Full Circle Board has also established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, and may establish additional committees in the future.

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